EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Years Ended December 31, 2015, 2014, 2013, 2012 and 2011
(in thousands of dollars except for ratios)

	2015	2014	2013	2012	2011
Earnings:

Income before income taxes	$901,847	$1,306,043	$1,251,319	$1,015,579	$962,845

Add (deduct):

Interest on indebtedness	80,983	87,598	91,514	98,509	94,780
Portion of rents representative of the interest factor (a)	9,965	10,945	7,821	8,139	7,734
Amortization of debt expense	1,279	1,118	1,115	1,245	1,149
Amortization of capitalized interest	2,450	2,352	2,272	1,660	1,835
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(3,850)	129	(2,324)	(12,950)	(5,817)

Earnings as adjusted	$992,674	$1,408,185	$1,351,717	$1,112,182	$1,062,526

Fixed Charges:

Interest on indebtedness	$80,983	$87,598	$91,514	$98,509	$94,780
Portion of rents representative of the interest factor (a)	9,965	10,945	7,821	8,139	7,734
Amortization of debt expense	1,279	1,118	1,115	1,245	1,149
Capitalized interest	12,537	6,179	1,744	5,778	7,814

Total fixed charges	$104,764	$105,840	$102,194	$113,671	$111,477

Ratio of earnings to fixed charges	9.48	13.30	13.23	9.78	9.53

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.